EXHIBIT 10.1


THIRD AMENDMENT TO AMENDED AND
RESTATED LOAN AND SECURITY AGREEMENT


THIS THIRD AMENDMENT TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (this "Agreement") is made and entered into this 3rd day of May, 2006, by and among **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Borrower"), each of the subsidiaries of Borrower as guarantors ("Guarantors"), **BANK OF AMERICA, N.A.**, a national bank ("Agent"), in its capacity as collateral and administrative agent for the Lenders (as defined in the Loan Agreement referenced below); and Lenders.


Recitals:


Lenders, Guarantors, Borrower and Fleet Capital Corporation ("FCC"), as Agent entered into a certain Amended and Restated Loan and Security Agreement dated April 14, 2004, as amended by that certain First Amendment to Amended and Restated Loan and Security Agreement dated November 10, 2004 and that certain Second Amendment to Amended and Restated Loan and Security Agreement (the "Second Amendment"), dated July 27, 2005, by and among Lenders, Guarantors, Borrower and Bank of America, N.A. ("BofA"), as Agent (as at any time amended, the "Loan Agreement"), pursuant to which Lenders agreed to make certain loans and other extensions of credit to Borrower from time to time, subject to the terms and conditions contained therein.

Prior to the date of the Second Amendment, (i) FCC assigned all of its interests in the loans under the Loan Agreement to BofA, (ii) FCC resigned as Agent under the Loan Agreement, and (iii) BofA was appointed as successor Agent by the lenders party to the Loan Agreement.

Borrower has requested that Agent and Lenders amend certain provisions of the Loan Agreement in order to, among other things, increase the amount of the Revolver Commitments. Agent and Lenders are willing to amend the Loan Agreement as hereinafter set forth, subject to the conditions contained herein.

NOW, THEREFORE, for TEN DOLLARS ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby severally acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.   **Definitions.** All capitalized terms used in this Agreement, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Loan Agreement.

2.   **Amendments to Loan Agreement.** The Loan Agreement is hereby amended as follows:

(a)   By deleting the reference to "$70,000,000" contained on the cover page to the Loan Agreement and by substituting a reference to "$80,000,000" in lieu thereof.

(b)   By deleting the reference to "$70,000,000" contained in Section 1 of the Loan Agreement and by substituting a reference to "$80,000,000" in lieu thereof.

(c)   By deleting the reference to "50,000,000" contained in the definition of "Inventory Formula Amount" in Appendix A to the Loan Agreement and by substituting a reference to $60,000,000 in lieu thereof

(d)   By deleting the reference to "$50,000,000" contained in the definition of "Revolver Commitments" set forth in Appendix A to the Loan Agreement and by substituting a reference to "$60,000,000" in lieu thereof.

(e)   By deleting the numbered Schedules to the Loan Agreement that correspond to those referenced on Exhibit B attached to this Amendment and by substituting in lieu thereof the Schedules attached hereto as Exhibit B.

3.   **Interest Rate Disclosure.** The Base Rate on the date hereof is 7.75% per annum and, therefore, the rate of interest in effect hereunder on the date hereof, expressed in simple interest terms, is (i) 7.75% per annum with respect to any portion of the Revolver Loans bearing interest as a Base Rate Loan, and (ii) 8.00% per annum with respect to any portion of the Term Loan Advances bearing interest as a Base Rate Loan.

4.   **Ratification and Reaffirmation.**   Each Obligor hereby ratifies and reaffirms the Obligations, each of the Loan Documents and all of such Obligor's covenants, duties, indebtedness and liabilities under the Loan Documents.

5.   **Acknowledgments and Stipulations.** Each Obligor acknowledges and stipulates that the Loan Agreement and the other Loan Documents are legal, valid and binding obligations of such Obligor that are enforceable against such Obligor in accordance with the terms thereof; all of the Obligations are owing and payable without defense, offset or counterclaim (and to the extent there exists any such defense, offset or counterclaim on the date hereof, the same is hereby waived by such Obligor); and the security interests and Liens granted by each Obligor in favor of Agent, for the benefit of itself, Lenders and the other Secured Parties, are duly perfected, first priority security interests and Liens.

6.   **Representations and Warranties.** Each Obligor represents and warrants to Agent and Lenders, to induce Agent and Lenders to enter into this Agreement, that no Default or Event of Default exists on the date hereof; the execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of each Obligor and this Agreement has been duly executed and delivered by each Obligor; and except to the extent otherwise disclosed by an Obligor to Agent and Lenders in writing, all of the representations and warranties made by an Obligor in the Loan Agreement are true and correct on and as of the date hereof, except to the extent that such representations or warranties refer to an earlier date or period.

7.   **Acknowledgments, Representations, Consents and Reaffirmations by Guarantors.** Each Guarantor hereby (i) acknowledges and stipulates that its respective Guaranty set forth in Section 15

of the Loan Agreement is a legal, valid and binding obligation of such Guarantor that is enforceable against such Guarantor in accordance with the terms thereof, (ii) represents and warrants that this Agreement has been duly executed and delivered by such Guarantor and that all of the representations and warranties made by such Guarantor in the Guaranty are true and correct on and as of the date hereof, (iii) consents to Borrower's execution and delivery of this Agreement and of the other documents, instruments or agreements Borrower agrees to execute and deliver pursuant hereto, and (iv) affirms that nothing contained herein shall modify in any respect whatsoever the Guaranty and reaffirms that the Guaranty is and shall remain in full force and effect.

8. **Reference to Loan Agreement.** Upon the effectiveness of this Agreement, each reference in the Loan Agreement to "this Agreement," "hereunder," or words of like import shall mean and be a reference to the Loan Agreement, as amended by this Agreement.

9. **Breach of Agreement.** This Agreement shall be part of the Loan Agreement and a breach of any representation, warranty or covenant herein shall constitute an Event of Default.

10. **Conditions Precedent.** The effectiveness of the amendments contained herein are subject to the satisfaction of each of the following conditions precedent, in form and substance satisfactory to Agent and Lenders, unless satisfaction thereof is specifically waived in writing by Agent:

(a) No Default or Event of Default shall exist;

(b) Agent shall have received a duly executed counterpart of this Amendment, together with such additional documents, instruments and certificates as Agent and Lenders shall require in connection therewith;

(c) Each Lender shall have received a duly executed Fifth Amended and Restated Revolver Note in an amount of its Revolver Commitment in the form of Exhibit A attached hereto; and

(d) Borrower shall have paid, or made provision for the payment on the date hereof of, all fees and expenses set forth in Section 13 hereof.

11. **Additional Covenants.** To induce Agent and Lenders to enter into this Agreement, Borrower covenants and agrees as follows: (a) on or before June 30, 2006, the appropriate Borrower or Guarantor shall execute and deliver to Agent an amendment to each of the Mortgages for the Alabama Real Estate only that reflects the increase in the Revolver Commitments, and that is in form and substance satisfactory to Agent; (b) on or before June 30, 2006, Borrower shall deliver to Agent fully paid mortgagee title insurance endorsements, in standard ALTA form, issued by Chicago Title Insurance Company, which shall give effect to the Mortgage amendments for the Alabama Real Estate described in the foregoing clause (a) and which shall be in form and substance satisfactory to Agent; and (c) Borrower shall reimburse Agent and Lenders for the payment of all applicable documentary stamp, intangibles, recording, note or other similar taxes payable with respect to the Mortgage amendments described in clause (a) and deliver to Agent a supplemental mortgage tax order from the Alabama Department of Revenue with regard to any

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mortgage taxes required to be paid in connection with the amendments to the Mortgages for the Alabama Real Estate.

12. **No Waiver.** In no event shall Agent's and Lenders' entry into this Agreement or their making of additional Loans to Borrower be deemed to constitute a waiver by Agent or any Lender of any Event of Default in existence on the date hereof, or of each Obligor's continuing obligation to comply with all of the terms and conditions of the Loan Agreement and the other Loan Documents, as amended hereby.

13. **Amendment Fee; Expenses of Agent**. In consideration of Agent's and Lenders' willingness to enter into this Agreement and modify the terms of the Loan Agreement as set forth herein, Borrower agrees to pay to Agent, for the Pro Rata benefit of the Lenders, an amendment fee in the amount of $50,000 in immediately available funds on the date hereof. Additionally, Borrower agrees to pay, **on demand**, all costs and expenses incurred by Agent in connection with the preparation, negotiation and execution of this Agreement and any other Loan Documents executed pursuant hereto and any and all amendments, modifications, and supplements thereto, including, without limitation, the costs and fees of Agent's legal counsel and any taxes or expenses associated with or incurred in connection with any instrument or agreement referred to herein or contemplated hereby.

14. **Effectiveness; Governing Law.** This Agreement shall be effective upon execution by Borrower and Guarantors and acceptance by Agent in Atlanta, Georgia (notice of which acceptance is hereby waived), whereupon the same shall be governed by and construed in accordance with the internal laws of the State of Georgia.

15. **Successors and Assigns.** This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

16. **No Novation, etc.** Except as otherwise expressly provided in this Agreement, nothing herein shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This Agreement is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

17. **Counterparts; Telecopied Signatures**. This Agreement may be executed in any number of counterparts and by different parties to this Agreement on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

18. **Further Assurances**. Obligors agree to take such further actions as Agent shall request from time to time in connection herewith to evidence or give effect to the agreements and amendments set forth herein or any of the transactions contemplated hereby.

19.   **Section Titles**. Section titles and references used in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreements among the parties hereto.

20.   **Release of Claims**. **To induce Agent and Lenders to enter into this Agreement, Borrower and each Guarantor hereby releases, acquits and forever discharges Agent and each Lender, and all officers, directors, agents, employees, successors and assigns of Agent and Lenders, from any and all liabilities, claims, demands, actions or causes of action of any kind or nature (if there be any), whether absolute or contingent, disputed or undisputed, at law or in equity, or known or unknown, that Borrower or such Guarantor now has or ever had against Agent or any Lender arising under or in connection with any of the Loan Documents or otherwise. Borrower and each Guarantor represents and warrants to Agent and Lenders that neither Borrower nor any Guarantor has transferred or assigned to any Person any claim that Borrower or any Guarantor ever had or claimed to have against Agent or any Lender.**

21.   **Waiver of Jury Trial.** **To the fullest extent permitted by Applicable Law, the parties hereto each hereby waives the right to trial by jury in any action, suit, counterclaim or proceeding arising out of or related to this Agreement**.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal, and delivered by their respective duly authorized officers on the date first written above.

ATTEST: **THE DIXIE GROUP, INC.**
                                                               ("Borrower")

/s/ Starr T. Klein   By: /s/ Gary A. Harmon
Secretary   Name: Gary A. Harmon
[CORPORATE SEAL]   Title: VP & CFO

                                                               By: /s/ D. Eugene Lasater
                                                                   Name: D. Eugene Lasater
                                                                   Title: Controller

ATTEST: **FABRICA INTERNATIONAL, INC.**,
                                                               formerly known as Fabrica International
                                                               ("Guarantor")

/s/ Starr T. Klein   By: /s/ Gary A. Harmon
Secretary   Name: Gary A. Harmon
[CORPORATE SEAL]   Title: Vice President

ATTEST:	**BRETLIN, INC.** ("Guarantor")
/s/ Starr T. Klein Secretary [CORPORATE SEAL]	By: /s/ Gary A. Harmon Name: Gary A. Harmon Title: President
ATTEST:	**CANDLEWICK YARNS, INC.** ("Guarantor")
/s/ Starr T. Klein Secretary [CORPORATE SEAL]	By: /s/ Gary A. Harmon Name: Gary A. Harmon Title: President
ATTEST:	**DIXIE GROUP LOGISTICS, INC.** ("Guarantor")
/s/ Starr T. Klein Secretary [CORPORATE SEAL]	By: /s/ Gary A. Harmon Name: Gary A. Harmon Title: President
ATTEST:	**MASLAND CARPETS, LLC** ("Guarantor")
/s/ Starr T. Klein Secretary [CORPORATE SEAL]	By: /s/ Gary A. Harmon Name: Gary A. Harmon Title: Chief Manager
	Accepted in Atlanta, Georgia: **BANK OF AMERICA, N.A.**, as Agent and sole Lender
Revolver Commitment: $60,000,000.00 Term Loan A Commitment: (as of Closing Date) $18,520,812.40 Term Loan D Commitment: $ 3,575,000.00	By: /s/ Elizabeth L. Waller Title: SVP